December 9, 2010

VIA EDGAR FILING

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Protokinetix, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 000-32917

Dear Mr. Rosenberg:

We have received your letter dated December 3, 2010, with certain comments regarding our Form 10-K for the year ended December 31, 2009. Our response to those comments is specified below.

Item 9A. Controls and Procedures

1.	Although you disclose the existence of material weaknesses in internal control over financial reporting, you do not appear to provide management’s annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K. Please amend your filing to provide the required management report including:

  A statement of your responsibility for establishing and maintaining adequate internal control over financial reporting;

  A statement identifying the framework you used to evaluate the effectiveness of you internal control over financial reporting;

  A clear conclusion as to whether your internal control over financial reporting was effective of ineffective at December 31, 2009; and

  A statement that your Form 10-K does not include an attestation report of your auditor pursuant to temporary rules of the Securities and Exchange Commission.

Response

Please note, we have filed a Form 10-K/A for year ended December 31, 2009, and in that Form 10-K/A we have provided the required management report including:

  A statement of our responsibility for establishing and maintaining adequate internal control over financial reporting;

  A statement identifying the framework we used to evaluate the effectiveness of our internal control over financial reporting;

  A clear conclusion as to whether our internal control over financial reporting was effective or ineffective at December 31, 2009; and

  A statement that our Form 10-K/A does not include an attestation report of our auditor pursuant to temporary rules of the Securities and Exchange Commission.

2.	Please clearly disclose whether you had any changes in internal controls over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please see Item 308T(b) of Regulation S-K.

Response

Please note, in that Form 10-K/A, we have disclosed whether we had any changes in internal controls over financial reporting during the last fiscal quarter that had materially affected, or is reasonably likely to affect, our internal control over financial reporting. Specifically in that Form 10-K/A we have disclosed:

Item 9A. CONTROLS AND PROCEDURES

Management’s Annual Report On Internal Control Over Financial Reporting.

We maintain a system of disclosure controls and procedures that are designed for the purposes of ensuring that information required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us in accordance with Rules 13a-15(f) and 15d-15(f) pursuant to the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting included those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, after evaluating the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) as of December 31, 2009 (the “Evaluation Date”) concluded that as of the Evaluation Date, our disclosure controls and procedures were ineffective to ensure that (i) material information relating to us would be made known to management by individuals within the Company, particularly during the period for which this annual report has been prepared and (ii) information required to be disclosed in our SEC reports is recorded, and processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Material Weaknesses Identified

In connection with the preparation of our financial statements for the year ended December 31, 2009, certain significant deficiencies in internal control became evident to management that, in the aggregate, represent material weaknesses, which include the following.

Insufficient segregation of duties in our finance and accounting functions due to limited personnel. During the year ended December 31, 2009, we used outside services to perform all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. This creates a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected.

Insufficient corporate governance policies. Although we have a code of ethics which provides broad guidelines for corporate governance, our corporate governance activities and processes are not always formally documented. Specifically, decisions made by our Board of Directors to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies.

We intend to consider the results of our remediation efforts and related testing as part of our year-end 2010 assessment of the effectiveness of our internal control over financial reporting.

In responding to your comments we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I hope that the information provided herein and in that 10-K/A adequately responds to your comments.

Yours truly,

/s/ Ross L. Senior
By: Ross Senior